April 20, 2007

BY FACSIMILE AND U.S. MAIL
Mark C. Amorosi, Esquire
Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600

        Re: The 787 Fund, Inc.
               333-141582; 811-22041

Dear Mr. Amorosi:

        We have reviewed the registration statement on Form N-1A for
The
787 Fund, Inc., filed with the Securities and Exchange Commission
on
March 26, 2007.   We have the following comments:

PROSPECTUS

1. In the Introduction section of the prospectus, the first
paragraph
contains a sentence which states: "This prospectus describes the
Class A, Class B, Class C and Class Y shares of the AXA Enterprise
Fund listed on the front page of this prospectus." As this is the
prospectus for The 787 Fund, please modify the sentence as
appropriate.

2. Under the heading "Principal Investment Strategies," the
disclosure states that the fund will invest in "companies believed
to
be likely acquisition targets within 12 to 18 months." Please
disclose how the adviser will identify these acquisition targets.
In
addition, please reconcile the 12 to 18 month time frame
referenced
above with the statement later in the paragraph that the fund may
purchase a selling company`s securities "if the sub-adviser
determines that the acquisition is likely to be consummated on
schedule at the stated acquisition price."

3. In the "Principal Investment Strategies" section, please
disclose
that the foreign securities in which the fund invests may include
emerging market securities.

4. The third paragraph of the section entitled "Principal
Investment
Strategies" states that the sub-adviser "searches for the best
values
on securities that meet the fund`s investment and return
requirements
* * * ." Please disclose how the sub-adviser determines which

securities present the "best values" and disclose the fund`s "investment and return requirements."

5. Derivatives risk is listed as a principal investment risk for the
fund. Please link this risk to the fund`s principal investment strategies. In addition, please add to the principal investment risks the risks specific to investing in acquisition targets.

6. Please remove the performance information from page 2. Pursuant
to Form N-1A Item 2(c)(2), a fund`s returns should be shown only for
periods subsequent to the effective date of the Fund`s registration
statement. Please explain supplementally which no-action letter you
are relying on to include the predecessor performance. In addition,
please explain supplementally how this situation fits the fact pattern of the no-action letter upon which you are relying.

7. In the fee table, please remove the line "Maximum sales charge (load)" since Form N-1A does not permit this additional line in the
fee table. See General Instructions C.3.(b) to Form N-1A ("The Risk/Return Summary may not include disclosure other than that required or permitted by Items 2 and 3."). In addition, please conform "Other expenses" to Instruction 5 to Item 3 of Form N-1A (e.g. Other expenses are based on estimated amounts).

8. Under the heading "Management Team - The Manager," the disclosure
states that the manager uses "portfolio analytics systems." Please
recast this term in plain English.

9. Please remove the Financial Highlights. Pursuant to Instruction 1
to Item 8 of Form N-1A, present information only for periods subsequent to the effective date of the Fund`s registration statement.

STATEMENT OF ADDITIONAL INFORMATION

10. Please recast the fund`s loan policy as a fundamental restriction.

11. Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

12. The disclosure states that "the audited financial statements for
the predecessor fund for the year ended October 31, 2006...are incorporated by reference." Please explain this disclosure supplementally since this fund is a new entity. In addition,

please
include seed financial statements for this new entity.

GENERAL

13. We note that portions of the filing are incomplete. We may have
additional   comments on such portions when you complete them in a
pre-effective amendment, on disclosures made in response to this
letter, on information supplied supplementally, or on exhibits added
in any further pre-effective amendments.

14. If you intend to omit certain information from the form of
prospectuses included with the registration statements that are
declared effective in reliance on Rule 430A under the Securities Act,
please identify the omitted information to us, preferably before
filing the final pre-effective amendments.

15. Please advise us if you have submitted or expect to submit an
exemptive application or no-action request in connection with your
registration statements.

16. Response to this letter should be in the form of pre-effective
amendments filed pursuant to Rule 472 under the Securities Act.
Where no change will be made in the filing in response to a comment,
please indicate this fact in a supplemental letter and briefly state
the basis for your position. Please note that comments we give in
one section apply to other sections in the filing that contain the
same or similar disclosure.

17. We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to be
certain that they have provided all information investors require for
an informed decision. Since the fund and its management are in
possession of all facts relating to the fund`s disclosure, they are
responsible for the accuracy and adequacy of the disclosures they
have made.

Notwithstanding our comments, please furnish a letter acknowledging
that:

* Should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the fund from its full responsibility for the adequacy and

accuracy of the disclosure in the filing; and
* The fund may not assert this action as a defense in any
proceeding
initiated by the Commission or any person under the federal
securities laws of the United States.

In addition, please be advised that the Division of Enforcement
has
access to all information you provide to the staff of the Division
of
Investment Management in connection with our review of your filing
or
in response to our comments on your filing.

          *   *   *   *   *

     Please contact the undersigned at (202) 551-6941 should you
have
any questions regarding this letter.

                    Yours very truly,

                    Linda B. Stirling
                    Senior Counsel
                    Branch 22

Mark C. Amorosi, Esquire
April 24, 2007
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